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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 19, 2011

Re:	Delphi Automotive PLC

Amendment No. 3 to the Registration Statement on Form S-1

Filed August 1, 2011

File No. 333-174493

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McWilliams:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 9, 2011 with respect to Amendment No. 3 (“Amendment No. 3”), filed August 1, 2011, to the Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-174493) filed by Delphi Automotive PLC (the “Company”). For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, the Company is filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. All page references are to the version of Amendment No. 4 filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed four copies of Amendment No. 4 marked to show changes from Amendment No. 3. The changes reflected in Amendment No. 4 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 36

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 40

1.	Please revise footnote (a)(v) to clearly disclose how each adjustment to interest expense was calculated or determined.

The Company has revised footnote (a)(v) on pages 41-42 of Amendment No. 4.

Mr. J. Nolan McWilliams	2	August 19, 2011

Selected Financial and Other Data, page 46

2.	Please revise the amount of the Class B net income (loss) per membership interests unit for the six months ended June 30, 2010 of $78.60 so that it agrees to the $786.60 per the interim statement of operations on page F-78.

The Company has revised the amount on page 47 of Amendment No. 4.

Financial Statements, page F-1

Delphi Automotive LLP June 30, 2011 Financial Statements, page F-78

Note 12. Membership Interests, page F-96

3.	We note your response to prior comment 2 but are still unclear as to how the amounts of net income allocated to the Class B and Class E-1 membership interest during the three months ended June 30, 2011 were calculated or determined. Please advise us of how the $297 million and $1 million allocated to the Class B and Class E-1 membership interests, respectively, for the three months ended June 30, 2011 were calculated or determined in accordance with section 5.1 of the LLP Agreement dated July 12, 2011.

The allocation of net income to the Class B and Class E-1 membership interests for the three months ended June 30, 2011 was determined pursuant to the distribution provisions of Section 5.1 of the LLP Agreement. Subsequent to the March 31, 2011 redemption of all outstanding Class A and Class C membership interests, the LLP Agreement was amended to adjust the distribution rights among the holders of the remaining classes of membership interests (the Class B and Class E-1 interests) as follows:

Cumulative Distribution Amount	Class B Holders*	Class E-1 Holders	Management Withholding Percentage**
(i) $0 - $1,579,580,251	100%	0.768508%	2.898%
(ii) $1,579,580,251+	100%	0.512821%	2.898%

*	- Less the applicable distribution percentage related to the Class E-1 holders
**	- Percentage to be withheld solely to satisfy the terms of the 2010 Management Value Creation Plan (“VCP”). The “management withholding percentage” does not reflect any allocation of income to members of management through their participation in the VCP, as management is not entitled to income thereunder (rather they get awards in December 2012 based on the Company’s value at such time). The withholding percentage is applied in a formula to reduce cash distributions to the Class B holders in order to hold back a portion of the cash to reflect the estimated value of awards that would potentially be distributed under the VCP.

Total membership interest equity for the three month period ended June 30, 2011 was as follows:

Total Membership Interest Balances
Membership Interests as of March 31, 2011	$1,278,000,000
Membership Interests as of June 30, 2011	1,576,000,000

Total net income to be allocated	$298,000,000

Mr. J. Nolan McWilliams	3	August 19, 2011

As the membership interest equity balance as of both the beginning and end of the three month period ended June 30, 2011 was entirely within tranche (i) of the distribution schedule pursuant to the LLP Agreement (i.e. - between $0 and $1,579,580,251), the allocation of net income to the Class E-1 membership interest holders was calculated as follows:

Net Income to Allocate x Applicable Distribution Percentage

$298,000,000 x 0.768508% = $2,290,154

Consistent with the accounting under FASB ASC-718, Compensation-Stock Compensation, for the restricted Class E-1 interests as set forth in the 2010 Board of Managers Class E-1 Interest Incentive Plan and Section 5.1(d) of the LLP Agreement regarding distributions to the Class E-1 holders, the allocation of net income to the Class E-1 holders was further adjusted based on the vesting schedule for the Class E-1 interests. The Class E-1 membership interests are subject to continued service from the June 2010 grant date through the vesting dates as follows:

20% on November 1, 2010

40% on November 1, 2011

40% on November 1, 2012

As such, the cumulative vesting of the Class E-1 interests as of June 30, 2011 was 46.67% (the 20% vested on November 1, 2010 plus 8 months of the incremental 40% to be vested over the twelve months ending November 1, 2011).

Accordingly, the allocation of net income to the Class E-1 membership interests was further adjusted as follows:

$2,290,154 x 46.67% = $1,068,815

The remaining net income balance of $297 million for the three months ended June 30, 2011 was allocated to the only remaining outstanding class of membership interest, the Class B membership interests.

General

4.	Please update the financial statements when required in accordance with Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and will at a future date update the financial statements as and when required in accordance with Rule 3-12 of Regulation S-X.

5.	An updated accountant’s consent should be included in any future amendments to your Form S-1 registration statement.

Mr. J. Nolan McWilliams	4	August 19, 2011

The Company acknowledges the Staff’s comment and has included an updated accountant’s consent as Exhibit 23.1 to Amendment No. 4. The Company will also include an updated accountant’s consent as an exhibit to any future amendments, to the extent required.

*        *        *

Mr. J. Nolan McWilliams	5	August 19, 2011

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Max A. Webb (Securities and Exchange Commission, Division of Corporation Finance)
Heather Clark (Securities and Exchange Commission, Division of Corporation Finance)
Linda Cvrkel (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kevin P. Clark, Vice President and Chief Financial Officer
David M. Sherbin, Vice President, General Counsel, Secretary and Chief Compliance Officer
c/o Delphi Automotive LLP
Via facsimile (248) 813-2103

Richard B. Aftanas
Skadden, Arps, Slate, Meagher & Flom LLP
Via facsimile (917) 777-4112